AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON July 6, 2001

REGISTRATION STATEMENT NO. 333-

SECURITIES AND EXCHANGE COMMISSION
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________________

VCAMPUS CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	54-1290319 (I.R.S. Employer Identification No.)

1850 Centennial Park Drive, Suite 200
Reston, Virginia 20191
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DANIEL J. NEAL
CHIEF EXECUTIVE OFFICER
VCAMPUS CORPORATION
1850 CENTENNIAL PARK DRIVE, SUITE 200
RESTON, VIRGINIA 20191
(703) 893-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
COPIES TO:

KEVIN A. PRAKKE
WYRICK ROBBINS YATES & PONTON LLP
4101 LAKE BOONE TRAIL, SUITE 300
RALEIGH, NORTH CAROLINA 27607
(919) 781-4000
FAX (919) 781-4865

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
From time to time after this registration statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities to	Amount to be	Offering Price	Aggregate Offering	Amount of
be Registered	Registered(1)	Per Share(2)	Price(2)	Registration Fee
Common Stock, $0.01 par value per share	7,442,697 shares	$1.44	$10,717,483.68	$2,679.37

(1)	This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock.

(2)	Estimated solely for the purpose of calculating the registration fee, based upon the average of the high and low prices of the Common Stock on the Nasdaq SmallCap Market on July 2, 2001, in accordance with Rule 457.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2

      The information in this prospectus is not complete. It might change. We cannot sell these securities until the registration statement that we have filed with the SEC is effective. This prospectus is not an offer to sell, nor does it solicit offers to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED July 6, 2001

7,442,697 SHARES

[logo]

VCAMPUS
COMMON STOCK

      This is a resale prospectus for the resale of up to 7,442,697 shares of our common stock by the selling stockholders listed herein. We will not receive any proceeds from the sale of the shares.

      Our common stock is traded on the Nasdaq SmallCap Market under the symbol “VCMP.” On July 5, 2001, the last sale price of our common stock on the Nasdaq SmallCap Market was $1.38 per share.

      The selling stockholders may offer the shares through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices. See “Plan of Distribution.”

      Our principal executive offices are located at 1850 Centennial Park Drive, Suite 200, Reston, Virginia 20191, Attention: Investor Relations. Our telephone number at that location is (703) 893-7800.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

      Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

      The date of this prospectus is July 6, 2001.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at “http:/www.sec.gov.”

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.

2.	Annual Report on Form 10-K for the year ended December 31, 2000;

3.	Definitive proxy statement on Schedule 14A for the 2001 annual meeting of stockholders, as filed on April 30, 2001; and

4.	The description of our common stock contained in our registration statements filed pursuant to Section 12 of the Exchange Act, as amended from time to time.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

VCampus Corporation
Investor Relations
1850 Centennial Park Drive, Suite 200
Reston, Virginia 20191
(703) 893-7800

      This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

THE COMPANY

      VCampus Corporation creates and hosts online courseware delivery systems known as virtual campuses, or VCampuses, to meet corporate and institutional needs for education and training. VCampus is a leading e-Learning Application Service Provider, or ASP, that develops, manages and hosts turn-key, web-based learning environments for corporations, institutions of higher education and government agencies, enabling them to offer global distance learning solutions to their customers, employees, distributors, suppliers and students.

      The VCampus® e-Learning platform enables our customers to develop and execute learning strategies designed to make:

•	employees and sales channels more productive;
•	their customers more satisfied and loyal; and
•	supply chains more efficient.

      VCampus allows customers to deliver on their Customer Relationship Management, or CRM, Enterprise Resource Planning, or ERP, and product-related strategic business plans through a rapidly deployed, outsourced, scalable e-Learning solution that is designed to ensure that affected individuals are trained to get maximum benefit out of a particular business initiative.

      We believe that our ASP approach to Web-based hosting of e-Learning software provides significant business advantages. We charge customers a relatively low fee to establish a customized VCampus, and we then charge them on either a subscription or usage basis for the service. We believe this model creates a consistent and more predictable revenue stream, as well as a significant “backlog” of revenue, for us. We believe that these factors, particularly when combined with the relatively high switching costs customers incur to change e-Learning service providers, provide a solid revenue base for us. We believe the advantages of the ASP model to customers, particularly in our target markets, are significant. VCampus offers:

•	a rapid, non-time-consuming implementation;
•	low up-front costs and a predictable recurring expense for the service;
•	access to world-class e-Learning and infrastructure talent;
•	anywhere, anytime learning;
•	consistent delivery of high quality courseware; and
•	delivery of content from virtually any source.

      Although we have transitioned our business to focus almost exclusively on our core online businesses, we also offer courseware through more traditional media, including on-site classroom training, diskette, CD-ROM and printed formats, through our HTR and Teletutor subsidiaries. In 2000, approximately 66% of our total revenues were derived from our online businesses.

      Our objectives are to be the leading e-Learning ASP for the corporate training, higher education, and government education markets, and to make our VCampus e-Learning platform the global standard for online delivery of corporate training and education courseware. Our strategies to achieve these objectives include continuing to: expand our customer base, develop brand recognition for our products and services, improve our customer service infrastructure, deliver high-demand courseware and upgrade our existing technologies to maintain our position as a leader in corporate e-Learning. Our strategy also includes enhancing the “stickiness” of our customer sites by converting more and more of the customer’s proprietary content for online distribution through the VCampus platform. The intended result is increased penetration into the enterprise and enhanced customer loyalty.

      We target “middle market” companies (which we define as companies with annual sales of between $100 million and $1 billion, plus divisions of Global 2000 companies) primarily in the telecommunications, healthcare, utilities, information technology and financial services industries, as well as academic institutions, all of which we believe have relatively large training and education budgets, significant training needs and receptiveness to new technology. Our existing courseware library includes more than 3,500 online courses (including approximately 900 of which are available in multiple languages). These courses are in what we believe to be high-demand subject matter areas such as information technology, telecommunications, compliance/ OSHA, business, management and finance. We convert to our interactive online format courses that we believe are proven and popular in diverse subject matter areas. Through March 2001, we had approximately 65 VCampuses in operation and we had delivered over 1,900,000 courses to over 467,000 enrollees through our corporate and academic partnerships.

      The Company was incorporated in Virginia in July 1984 and reincorporated in Delaware in March 1985. Our principal executive offices are located at 1850 Centennial Park Drive, Suite 200, Reston, Virginia 20191 and our telephone number at that address is (703) 893-7800.

THE OFFERING

Shares of common stock offered by us	None

Shares of common stock which may be sold by the selling stockholders	7,442,697 (1)

Use of proceeds	We will not receive any proceeds from the resale of shares offered hereby, all of which proceeds will be paid to the selling stockholders.

Risk factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 7.

Nasdaq SmallCap Market Trading Symbol	VCMP

(1)	Consists of 5,096,114 shares of common stock and 2,346,583 shares of common stock issuable upon exercise of warrants.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements contained in this prospectus discuss our plans and strategies for our business and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act. The words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions are meant to identify these statements as forward-looking statements, but they are not the exclusive means of identifying them. The forward-looking statements in this prospectus reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed or implied by these statements, including:

•	our limited operating history in targeted markets
•	our history of losses and negative operating cash flows
•	our future capital needs and the uncertainty of additional funding
•	difficulties in managing rapid growth
•	competition
•	a developing market, rapid technological changes and new products
•	our dependence on online distribution
•	our substantial dependence on courseware and third-party courseware providers
•	our substantial dependence on third-party technology

•	our limited marketing experience and substantial dependence on third-party distribution

      We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our common stock, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see the “Risk Factors” section of this prospectus. In light of the risks and uncertainties discussed in “Risk Factors” and elsewhere in this prospectus, events referred to in forward-looking statements in this prospectus might not occur.

RISK FACTORS

      You should be aware that there are various risks to an investment in our common stock, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in shares of our common stock.

      If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

      This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, and in any documents incorporated in this prospectus by reference.

      We have incurred losses and anticipate future losses. We have incurred significant losses since our inception in 1984, including net losses of $19.8 million, $8.5 million and $12.4 million for the years ended December 31, 1998, 1999 and 2000 and a net loss of $2.0 million for the three months ended March 31, 2001. As of March 31, 2001, we had an accumulated deficit of $72.7 million, stockholder’s equity of $2.7 million and a working capital deficit of $1.9 million. We expect losses from operations to continue at least through the third quarter of 2001 until our online revenue stream matures. For these and other reasons, we cannot assure you that we will ever operate profitably.

      We have a limited operating history. Although the Company was founded in 1984, we changed our business focus in 1993 to take advantage of, among other things, the market opportunities we saw for online education that resulted from technological developments relating to the Internet. We introduced our first revenue-generating Web-based course in Spring 1996. Given our limited operating history in the online education and training business, we cannot assure you that our online revenues will grow.

      We may not be able to meet our online business objective. Our key objective is to be the leading provider of online courseware for the corporate training and education market. Pursuing this objective may significantly strain our administrative, operational and financial resources. We cannot assure you that we will be able to find, train and retain qualified administrative personnel, or do so on a timely basis, or that we will have the operational, financial and other resources to the extent required to meet our online business objective.

      We will need to raise additional capital. In the near future, we expect we will need to raise additional funds through public or private sale of our equity or debt securities or from other sources for the following purposes:

•	to build our core online business; and

•	to maintain compliance with Nasdaq listing requirements.

      In June of 2001, we raised approximately $3.2 million in gross proceeds through the sale of common stock and warrants. This offering resulted in an increase to our aggregate stockholders equity of approximately $2.9 million. We cannot assure you, however, that additional funds will be available when we need them, or that if funds are available, they will be on terms favorable to us and our stockholders. If we are unable to obtain sufficient funds or if adequate funds are not available on terms acceptable to us, we may be unable to meet our business objectives. A lack of sufficient funds could also prevent us from taking advantage of important opportunities or being able to respond to competitive conditions. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

      Our need to raise additional funds could also directly and adversely affect your investment in our common stock in another way. When a company raises funds by issuing shares of stock, the percentage ownership of the existing stockholders of that company is reduced or diluted. If we raise funds in the future by issuing additional shares of stock, you may experience significant dilution in the value of your shares.

Additionally, certain types of equity securities that we may issue in the future could have rights, preferences or privileges senior to your rights as a holder of our common stock.

      We face uncertainties and risks relating to our Nasdaq SmallCap Market listing. Our common stock is currently listed on the Nasdaq SmallCap Market. Nasdaq has certain requirements that a company must meet in order to remain listed on the Nasdaq SmallCap Market. If we continue to experience losses from our operations or if we are unable to raise additional funds, we may not be able to maintain the standards for continued quotation on the Nasdaq SmallCap Market.

      The Nasdaq SmallCap Market is a significantly less active market than the Nasdaq National Market. You could find it more difficult to dispose of your shares of our common stock than if our common stock were listed on the Nasdaq National Market.

      Furthermore, Nasdaq recently adopted new rules that make continued listing of companies on the Nasdaq SmallCap Market more difficult. If as a result of the application of these new rules, our common stock were delisted from the Nasdaq SmallCap Market, it could be more difficult for us to obtain other sources of financing in the future. Moreover, if our common stock were delisted from the Nasdaq SmallCap Market, our stock could be subject to what are known as the “penny stock” rules. The “penny stock” rules place additional requirements on broker-dealers who sell or make a market in such securities. Consequently, if we were removed from the Nasdaq SmallCap Market, the ability or willingness of broker-dealers to sell or make a market in our common stock could decline. As a result, your ability to resell your shares of our common stock could be adversely affected.

      Nasdaq recently notified us that it believes that Nasdaq marketplace rules require us to get shareholder ratification for the recent sale of stock we made to two directors. In February 2001, we secured $1,150,000 of debt financing through the issuance of short-term notes bearing interest at 10% to Barry Fingerhut, a director and large shareholder of VCampus, and John Sears, a director of VCampus. These notes were cancelled in March 2001 in exchange for an aggregate of 1,183,782 shares of common stock at a purchase price of $0.978 per share and warrants to purchase an aggregate of 287,500 shares of common stock at an exercise price of $1.076 per share. The purchase price for the shares and the exercise price of the warrants were equal to (or slightly higher) than the market price of our common stock on the date of the conversion. The disinterested members of our Board unanimously approved this transaction in an effort to, among other things, improve our cash position and keep VCampus in compliance with Nasdaq net tangible assets requirements. If Nasdaq requires us to get shareholder ratification for this transaction, and if we are unable to obtain such approval, Nasdaq could force us to "undo" the transaction or ultimately pursue delisting us from the Nasdaq SmallCap Market. We have no reason to believe that Nasdaq intends to consider delisting us at this time. We are currently awaiting further instruction from Nasdaq regarding its requested course of action.

      The large number of our shares eligible for future sale could have an adverse impact on the market price of our common stock. A large number of shares of common stock already outstanding, or issuable upon exercise of options or warrants, is eligible for resale, which may adversely affect the market price of our common stock. As of June 15, 2001, we had 14,095,347 shares of common stock outstanding, an additional 2,164,828 shares were issuable upon conversion of outstanding preferred stock and another 6,029,285 shares upon exercise of outstanding warrants and options. Substantially all of the shares subject to outstanding warrants and options will, when issued upon exercise, be available for immediate resale in the public market pursuant to currently effective registration statements under the Securities Act of 1933, as amended, or pursuant to Rules 701 and 144 promulgated thereunder. Some of the shares that are or will be eligible for future sale have been or will be issued at discounts on the market price of our common stock on the date of issuance. Resales or the prospect of resales of these shares may have an adverse effect on the market price of our common stock.

      We substantially depend on third-party relationships. We rely on maintaining and developing relationships with academic institutions and businesses that provide content for our products and services and with companies that provide the Internet and related telecommunications services used to distribute our products and services to customers.

      We have relationships with a number of academic institutions and businesses that provide us with course content for our online products and services. Many of the agreements we have entered into with these content providers limit our use of their course content, some do not cover use of any future course content and most may be terminated by either party upon breach or bankruptcy. Given our plans to introduce additional online courses in the future, we will need to license new course content from existing and prospective content providers. However we might not be able to maintain and modify, if necessary, our existing agreements with content providers, or successfully negotiate agreements with prospective content providers. If the fees we pay to acquire content increase, our results of operations could be adversely affected. We might not be able to license course content at commercially reasonable rates or at all.

      We depend heavily on third-party providers of Internet and related telecommunications services. In order to reach customers, our products and services have to be compatible with the web browsers they typically use. Our customers have access to us through their arrangements with Internet service providers.

      For the academic institutions and businesses that provide content for our products and services, the companies that provide the Internet and related telecommunications services used to distribute our products and services to customers, and the web-site operators that provide links to our company web-sites, we cannot assure you that:

•	they regard their relationships with us as important to their own businesses and operations;

•	they will not reassess their commitment to our products or services at any time in the future;

•	they will not develop their own competitive products or services;

•	the products or services by which they provide access or links to our products or services will achieve market acceptance or commercial success; or

•	our relationships with them will result in successful product or service offerings or generate significant revenues.

      If one or more of these entities fail to achieve or maintain market acceptance or commercial success, or if one or more of the entities that do succeed decide to end their relationship with us, it could have a material adverse effect on our company. Likewise, if our position on a web browser is terminated, or if one of our competitors secures an exclusive arrangement with respect to positioning on a web browser, traffic on our web-sites would be significantly reduced, which could have a material adverse effect on our results of operations.

      We operate in a highly competitive industry and may not be able to compete effectively. The market for educational and training products and services is highly competitive and we expect that competition will continue to intensify. There are no substantial barriers to entry into our business, and we expect that established and new entities will enter the market for online educational and training products and services in the near future.

      A number of our existing competitors, as well as a number of potential new competitors (including some of our strategic partners), have longer operating histories, greater name recognition, larger customer bases, more diversified lines of products and services and significantly greater resources than we do. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers. In competing against us, our strategic partners could use information obtained from us to gain an additional competitive advantage over us. Our current and potential competitors might develop products and services that are superior to ours or that achieve greater market acceptance than ours. We might not compete effectively and competitive pressures might have a material adverse effect on our business, financial condition and results of operations.

      We depend on key personnel. Our future success depends on the continued contributions of our key senior management personnel, some of whom have worked together for only a short period of time. Certain of our executive officers, including Narasimhan P. Kannan, Chairman of the Board of Directors and Daniel J. Neal, Chief Executive Officer, have employment agreements and we maintain “key man” life insurance in the amount of $1 million each on Mr. Kannan and Mr. Neal. Neither the insurance nor the employment agreements will necessarily fully compensate us for, or preclude, the loss of services of these executive officers. The loss of services of any of our key management personnel, whether through resignation or other causes, or the inability to attract qualified personnel as needed, could have a material adverse effect on our financial condition and results of operation.

      We anticipate significant fluctuations in our quarterly results. Our expense levels are based in part on our expectations as to future revenues. Quarterly sales and operating results generally depend on the licensing and support revenues, online revenues and development and other revenues, which are difficult to forecast. We may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant revenue shortfall would have an immediate adverse impact on our business and financial condition.

      Our operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of our control. These factors include:

•	demand for online education;

•	acceptance and usage of the Internet;

•	the budgeting cycles of customers;

•	seasonality of revenues corresponding to academic calendars;

•	capital expenditures and other costs relating to the expansion of operations;

•	the introduction of new products or services by us or our competitors;

•	the mix of the products and services sold and the channels through which those products and services are sold;

•	pricing changes; and

•	general economic conditions.

      As a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service or marketing decisions that could have a material adverse effect on us. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. Due to all of the foregoing factors, it is possible that in some future quarter, our operating results will be below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be materially and adversely affected.

      We rely on significant customers. A significant portion of our revenues is generated by a limited number of customers. We recently signed a contract to provide content and services to the General Services Administration, which contract has the potential to be our largest contract to date. We expect that we will continue to depend on large contracts with a limited number of significant customers through the near future. This situation can cause our revenue and earnings to fluctuate between quarters based on the timing of contracts. Most of our customers have no obligation to purchase additional products or services from us. Consequently, if we fail to develop relationships with significant new customers, our business, financial condition and results of operations will be materially and adversely affected.

      We depend on the increased usage and stability of the Internet. The future of the Internet as a center of commerce and information exchange will depend in significant part on the following factors:

•	continued rapid growth in the number of households and commercial, educational and government institutions with access to the Internet;

•	the level of Internet usage by individuals;

•	the number and quality of products and services designed for use on the Internet; and

•	expansion of the Internet infrastructure.

      Because usage of the Internet as a medium for online education, exchange of information, advertising, merchandising and entertainment is a recent phenomenon, it is difficult to predict whether the number of users will continue to increase and whether any significant market for our online products and services, or any substantial commercial use of the Internet, will develop. It is also uncertain whether the cost of Internet access will decrease. If Internet communication fails to achieve increased acceptance and does not become accessible to a broad audience at moderate costs, the viability of Internet commerce and the market for our products and services will be jeopardized.

      The success of our business also depends on a significant expansion of the Internet infrastructure to provide adequate Internet access and proper management of Internet traffic. It also needs to be expanded to provide a substantial amount of public education to increase confidence in the integrity and security of Internet commerce and communication. If the Internet infrastructure is not adequately expanded or managed, or if our products and services do not achieve sufficient market acceptance, then our business, financial condition and results of operations will be materially and adversely affected.

      We face the risk of system failures and capacity constraints. A key element of our strategy is to generate a high volume of online traffic to our products and services. Accordingly, the performance of our products and services is critical to our reputation, our ability to attract customers and market acceptance of our products and services. Any system failure that causes interruptions in the availability or increases response time of our products and services would result in less traffic to our web-sites and, especially if sustained or repeated, would reduce the attractiveness of our products and services. An increase in the volume of use of our products and services could strain the capacity of the software or hardware we use or the capacity of our network infrastructure, which could lead to slower response time. Any failure to expand the capacity of our hardware or network infrastructure on a timely basis or on commercially reasonably terms would have a material adverse effect on our business. We also depend on web browsers and Internet service providers for access to their products and services, and users may experience difficulties due to system failures unrelated to our systems, products and services.

      We face security risks. We include in our products certain security protocols that operate in conjunction with encryption and authentication technology. Despite these technologies, our products may be vulnerable to break-ins and similar disruptive problems caused by online users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and the computer systems of end-users, which may result in significant liability for us and may also deter potential customers. For example, computer “hackers” could remove or alter portions of our online courseware. Persistent security problems continue to plague the Internet, the Web and other public and private data networks. Alleviating problems caused by third parties may require us to make significant expenditures of capital and other resources and may cause interruptions, delays or cessation of service to our customers and to us. Moreover, our security and privacy concerns and those of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the online marketplace generally, and our customer base and revenues in particular. We attempt to limit our liability to customers, including liability arising from a failure of the security features contained in our products, through contractual provisions limiting warranties and disallowing damages in excess of the price paid for the products and services purchased. However, these limitations might not be enforceable. We currently do not have product liability insurance to protect against these risks and insurance might not be available to us on commercially reasonable terms or at all.

      We face an undeveloped and rapidly changing market for our products and services. The market for our products and services is rapidly evolving in response to recent developments relating to online technology. The market is characterized by evolving industry standards and customer demands and an increasing number of market entrants who have introduced or developed online products and services. It is difficult to predict the size and growth rate, if any, of this market. As is typical in the case of a rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. Moreover, critical issues concerning the commercial use of online networks (including reliability, cost, ease of use and access, quality of service and market acceptance) remain unresolved and may impact potential future growth. Although costs have been decreasing while ease of use, market acceptance and access have been increasing, we cannot assure that these trends will continue. Our future success will depend in significant part on our ability to continue to improve the performance, features and reliability of our products and services in response to both evolving demands of the marketplace and competitive product offerings, and we cannot assure that we will be successful in developing, integrating or marketing such products or services. In addition, our new product releases may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and adversely affecting our business.

      There are risks relating to our intellectual property rights. We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success, and we rely upon trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights.

      We have had certain trademark applications denied and may have more denied in the future. We will continue to evaluate the need for registration of additional marks as appropriate. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary to protect our proprietary technology. Any such litigation may be time-consuming and costly, cause product release delays, require us to redesign our products or services or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon us. These royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. Our means of protecting our proprietary rights might not be adequate and our competitors might independently develop similar technology, duplicate our products or services or design around patents or other intellectual property rights we have. In addition, distributing our products through online networks makes our software more susceptible than other software to unauthorized copying and use. For example, online delivery of our courseware makes it difficult to ensure that others comply with contractual restrictions, if any, as to the parties who may access such courseware. We allow users to download electronically certain of our courseware content, which could adversely affect our ability to collect payment from users that obtain copies from our existing or past customers. If, as a result of changing legal interpretations of liability for unauthorized use of our software or otherwise, users were to become less sensitive to avoiding copyright infringement, we would be materially adversely affected.

      We face government regulation and legal uncertainties. There are currently few laws or regulations that directly apply to activities on the Internet. We believe that we are not currently subject to direct regulation by any government agency in the United States, other than regulations that are generally applicable to all businesses. A number of legislative and regulatory proposals are under consideration by federal and state lawmakers and regulatory bodies and may be adopted with respect to the Internet. Some of the issues that these laws and regulations may cover include user privacy, pricing and characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the projected demand for our products and services or increase our cost of doing business. The applicability to the Internet of existing U.S. and international laws governing issues such as property ownership, copyright, trade secret, libel, taxation and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on our business, results of operations, financial condition and prospects.

      We could issue preferred stock and take other actions that might discourage third parties from acquiring us. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. We currently have outstanding three classes of preferred stock. The rights of the holders of the common stock are subject to the rights of the holders of our outstanding preferred stock, and will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuing preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of our company. Furthermore, the preferred stock may have other rights, including economic rights, senior to our common stock, and as a result, issuing preferred stock could have a material adverse effect on the market value of our common stock.

      Certain provisions of our certificate of incorporation and our bylaws could make it more difficult for a third party to acquire, and could discourage a third party from attempting to acquire, control of our company. Some of them eliminate the right of stockholders to act by written consent and impose various procedural and other requirements which could make it more difficult for stockholders to undertake certain corporate actions. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control of our company. We may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of our Company. Certain of these measures may be adopted without any further vote or action by the stockholders, although we have no present plans to adopt any such measures. We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of our company, impede a merger, consolidation or other business combination involving our company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

      We might not be able to use net operating loss carryforwards. As of May 31, 2001, we had net operating loss carryforwards for federal income tax purposes of approximately $47.1 million, which will expire at various dates through 2020. Our ability to use these net operating loss and credit carryforwards to offset future tax obligations, if any, may be limited by changes in ownership. Any limitation on the use of net operating loss carryforwards, to the extent it increases the amount of federal income tax that we must actually pay, may have an adverse impact on our financial condition.

      We do not presently anticipate paying cash dividends on our common stock. We intend to retain all earnings for the foreseeable future for funding our business operations. In addition, our outstanding preferred stock and credit facilities contain restrictions on our ability to declare and pay dividends on our common stock. Consequently, we do not anticipate paying any cash dividends on our common stock for the foreseeable future.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares of the common stock offered by the selling stockholders. We are registering the shares for resale to provide the holder thereof with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holder thereof.

SELLING STOCKHOLDERS

      The shares offered under this prospectus may be sold from time to time for the account of the selling stockholders named in the following table. The table also contains information regarding each selling stockholder’s beneficial ownership of shares of our common stock as of June 15, 2001, and as adjusted to give effect to the sale of the shares.

	Beneficial Ownership		Beneficial Ownership
	Prior to Offering –	Number	After Offering (1)
	Number	of Shares	Number	Percent
	of Shares	to be Sold	of Shares	of Class

Name

Rudman Partners L.P. (2)	1,038,960	1,038,960	—	—

John M. Boles (3)	45,697	45,697	—	—

J. Richard Knop (4)	45,697	45,697	—	—

Jeffrey S. Rubin (5)	26,882	26,882	—	—

Jonathan F. Catherwood (6)	7,467	7,467	—	—

Richard R. Miller (7)	16,128	16,128	—	—

Robert W. Wright (8)	3,734	3,734	—	—

Susan C. Wright (9)	3,734	3,734	—	—

Piedmont Consulting, Inc. (10)	33,721	33,721	—	—

Qwest Investment Company (11)	1,071,427	1,071,427	—	—

iGate Capital Corporation (12)	1,136,253	1,136,253	—	—

A. Brean Murray (13)	187,500	187,500	—	—

Jerome Baron (14)	37,500	37,500	—	—

Martin Bernstein (15)	25,000	25,000	—	—

Brean Murray & Co., Inc. (16)	178,750	175,750

Brean Murray & Co., Inc. Profit Sharing Plan (17)	187,800	187,800	—	—

Lawrence Burstein IRA (18)	25,000	25,000	—	—

Deborah Colella (19)	18,750	18,750	—	—

CSL Associates (20)	224,999	160,599	64,400	*

Dan Suker WG Limited (21)	125,000	125,000	—	—

Norman Fields (22)	31,250	31,250	—	—

Barry Fingerhut (23)	3,480,282	187,500	3,292,782	14.77%

Joan Finsilver (24)	12,500	12,500	—	—

Johnathan Gallen (25)	125,000	125,000	—	—

Michael Gruber, MD (26)	25,000	25,000	—	—

Brian Harra (27)	22,500	12,500	10,000	*

David Holzer (28)	22,500	12,500	10,000	*

Cyril Jalon (29)	31,250	31,250	—	—

Elena Jalon (30)	31,250	31,250	—	—

Murray Karger (31)	31,250	31,250	—	—

Myrna Karger (32)	25,000	25,000	—	—

Kingsbridge Capital Ltd. (33)	312,500	312,500	—	—

John S. Lemak (34)	93,750	93,750	—	—

MH Capital Partners LP (35)	58,962	58,962	—	—

Murdoch & Company Cub. A/C0022244(36)	31,250	31,250	—	—

Murdoch & Company Cub. A/C0245688(37)	250,000	250,000	—	—

Daniel Neal (38)	148,808	12,500	136,308	*

Paul Packer (39)	62,500	62,500	—	—

Pequod International, Ltd. (40)	172,500	112,500	60,000	*

Pequod Investments, L.P. (41)	402,500	262,500	140,000	*

John Sears (42)	413,390	176,886	236,504	1.06%

Anthony Silas, Jr. (43)	31,250	31,250	—	—

Talmor Capital Management LLC (44)	50,000	50,000	—	—

David C. Whitmore, Jr. (45)	12,500	12,500	—	—

Lance Zipper (46)	12,500	12,500	—	—

ComVest Venture Partners, LP (47)	625,000	625,000	—	—

Dolphin Offshore Partners, L.P. (48)	437,500	437,500	—	—

Total	11,392,691	7,442,697	3,949,994	17.72%

*	Indicates less than 1%.

(1)	Assumes the sale of all the shares offered hereby. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock.

(2)	Consists of 519,480 shares of common stock owned and 519,480 shares of common stock issuable upon exercise of warrants.

(3)	Consists of 45,697 shares of common stock issuable upon exercise of warrants. Mr. Boles was a member of an investment banking group that received a warrant to purchase shares of our common stock in connection with a private placement of our securities in January and April 2000. The warrant shares have now been divided among the members of the group.

(4)	Consists of 45,697 shares of common stock issuable upon exercise of warrants. Mr. Knop was a member of an investment banking group that received a warrant to purchase shares of our common stock in connection with a private placement of our securities in January and April 2000. The warrant shares have now been divided among the members of the group.

(5)	Consists of 26,882 shares of common stock issuable upon exercise of warrants. Mr. Rubin was a member of an investment banking group that received a warrant to purchase shares of our common stock in connection with a private placement of our securities in January and April 2000. The warrant shares have now been divided among the members of the group.

(6)	Consists of 7,467 shares of common stock issuable upon exercise of warrants. Mr. Catherwood was a member of an investment banking group that received a warrant to purchase shares of our common stock in connection with a private placement of our securities in January and April 2000. The warrant shares have now been divided among the members of the group.

(7)	Consists of 16,128 shares of common stock issuable upon exercise of warrants. Mr. Miller was a member of an investment banking group that received a warrant to purchase shares of our common stock in connection with a private placement of our securities in January and April 2000. The warrant shares have now been divided among the members of the group.

(8)	Consists of 3,734 shares of common stock issuable upon exercise of warrants. Mr. Wright was a member of an investment banking group that received a warrant to purchase shares of our common stock in connection with a private placement of our securities in January and April 2000. The warrant shares have now been divided among the members of the group.

(9)	Consists of 3,374 shares of common stock issuable upon exercise of warrants. Ms. Wright was a member of an investment banking group that received a warrant to purchase shares of our common stock in connection with a private placement of our securities in January and April 2000. The warrant shares have now been divided among the members of the group.

(10)	Consists of 8,721 shares of common stock owned and 25,000 shares of common stock issuable upon exercise of warrants.

(11)	Consists of 357,142 shares of common stock owned and 714,285 shares of common stock issuable upon exercise of warrants. The Company is party to an Application Hosting Agreement with Qwest (f/k/a US West Interprise America, Inc.) dated April 20, 2000 which was filed as an exhibit to our Form 10-Q on May 15, 2000.

(12)	Pursuant to a Stock Purchase Agreement dated as of January 11, 2000, iGate Capital Corporation (f/k/a Mastech Corporation) is entitled to one designee on our Board of Directors.

(13)	Consists of 150,000 shares of common stock owned and 37,500 shares of common stock issuable upon exercise of warrants. Mr. Murray is affiliated with Brean Murray and Co., Inc., who acted as the placement agent for the securities sold in our private placement in June 2001, pursuant to which they received customary fees of 5.7% of the approximately $3.3 million in gross proceeds.

(14)	Consists of 30,000 shares of common stock owned and 7,500 shares of common stock issuable upon exercise of warrants.

(15)	Consists of 20,000 shares of common stock owned and 5,000 shares of common stock issuable upon exercise of warrants.

(16)	Consists of 178,750 shares of common stock issuable upon exercise of warrants. Brean Murray and Co., Inc. acted as the placement agent for the securities sold in our private placement in June 2001, pursuant to which they received customary fees of 5.7% of the approximately $3.3 million in gross proceeds.

(17)	Consists of 150,240 shares of common stock owned and 37,560 shares of common stock issuable upon exercise of warrants. Brean Murray and Co., Inc. acted as the placement agent for the securities sold in our private placement in June 2001, pursuant to which they received customary fees of 5.7% of the approximately $3.3 million in gross proceeds.

(18)	Consists of 20,000 shares of common stock owned and 5,000 shares of common stock issuable upon exercise of warrants.

(19)	Consists of 15,000 shares of common stock owned and 3,750 shares of common stock issuable upon exercise of warrants. Ms. Colella is Vice President of VCampus Services and Corporate Development.

(20)	Consists of 199,999 shares of common stock owned and 25,000 shares of common stock issuable upon exercise of warrants.

(21)	Consists of 100,000 shares of common stock owned and 25,000 shares of common stock issuable upon exercise of warrants.

(22)	Consists of 25,000 shares of common stock owned and 6,250 shares of common stock issuable upon exercise of warrants.

(23)	Consists of 1,899,831 shares of common stock owned, 24,400 shares of common stock owned by spouse, 317,783 shares of common stock held by an investment partnership of which Mr. Fingerhut serves as an officer of the general partner, 2,000 shares of common stock held in joint account of which Mr. Fingerhut has investment and voting power and 1,236,268 shares of common stock issuable upon exercise of options and warrants. Mr. Fingerhut is a member of our Board of Directors and is our largest beneficial stockholder.

(24)	Consists of 10,000 shares of common stock owned and 2,500 shares of common stock issuable upon exercise of warrants.

(25)	Consists of 100,000 shares of common stock owned and 25,000 shares of common stock issuable upon exercise of warrants.

(26)	Consists of 20,000 shares of common stock owned and 5,000 shares of common stock issuable upon exercise of warrants.

(27)	Consists of 20,000 shares of common stock owned and 2,500 shares of common stock issuable upon exercise of warrants.

(28)	Consists of 20,000 shares of common stock owned and 2,500 shares of common stock issuable upon exercise of warrants.

(29)	Consists of 25,000 shares of common stock owned and 6,250 shares of common stock issuable upon exercise of warrants.

(30)	Consists of 25,000 shares of common stock owned and 6,250 shares of common stock issuable upon exercise of warrants.

(31)	Consists of 25,000 shares of common stock owned and 6,250 shares of common stock issuable upon exercise of warrants.

(32)	Consists of 20,000 shares of common stock owned and 5,000 shares of common stock issuable upon exercise of warrants.

(33)	Consists of 250,000 shares of common stock owned and 62,500 shares of common stock issuable upon exercise of warrants.

(34)	Consists of 75,000 shares of common stock owned and 18,750 shares of common stock issuable upon exercise of warrants.

(35)	Consists of 47,170 shares of common stock owned and 11,792 shares of common stock issuable upon exercise of warrants.

(36)	Consists of 25,000 shares of common stock owned and 6,250 shares of common stock issuable upon exercise of warrants.

(37)	Consists of 200,000 shares of common stock owned and 50,000 shares of common stock issuable upon exercise of warrants.

(38)	Consists of 68,279 shares of common stock owned, 1,000 shares of common stock held by daughter as beneficial owner and 79,529 shares of common stock issuable upon exercise of warrants and stock options. Mr. Neal serves as our Chief Executive Officer and is a member of our Board of Directors.

(39)	Consists of 50,000 shares of common stock owned and 12,500 shares of common stock issuable upon exercise of warrants.

(40)	Consists of 150,000 shares of common stock owned and 22,500 shares of common stock issuable upon exercise of warrants.

(41)	Consists of 350,000 shares of common stock owned and 52,500 shares of common stock issuable upon exercise of warrants.

(42)	Consists of 295,513 shares of common stock owned and 117,877 shares of common stock issuable upon exercise of warrants. Mr. Sears is a member of our Board of Directors.

(43)	Consists of 25,000 shares of common stock owned and 6,250 shares of common stock issuable upon exercise of warrants.

(44)	Consists of 40,000 shares of common stock owned and 10,000 shares of common stock issuable upon exercise of warrants.

(45)	Consists of 10,000 shares of common stock owned and 2,500 shares of common stock issuable upon exercise of warrants.

(46)	Consists of 10,000 shares of common stock owned and 2,500 shares of common stock issuable upon exercise of warrants.

(47)	Consists of 500,000 shares of common stock owned and 125,000 shares of common stock issuable upon exercise of warrants.

(48)	Consists of 350,000 shares of common stock owned and 87,500 shares of common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

      The selling stockholders may offer the shares at various times in one or more of the following transactions:

•	on the Nasdaq SmallCap Market;

•	in the over-the-counter market;

•	in transactions other than market transactions;

•	in connection with short sales of Company shares;

•	by pledge to secure debts or other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account; or

•	in a combination of any of the above.

      The selling stockholders may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices.

      In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.

      The selling stockholders may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they have acted as agents.

      The selling stockholders and any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

      We will pay all of the expenses incident to the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. We also agreed to indemnify the selling stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

      This offering will terminate on the earlier of (a) the date on which the shares are eligible for resale without restrictions pursuant to Rule 144 under the Securities Act, (b) June 15, 2002 or (c) the date on which all shares offered by this prospectus have been sold by the selling stockholders.

EXPERTS

      The consolidated financial statements and schedule of VCampus Corporation appearing in VCampus Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

      The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. As of the date hereof, partners of that firm beneficially owned approximately 2,839 shares of the Company’s Common Stock.

      No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

7,442,697 Shares

[LOGO]

VCampus Corporation

Common Stock

Prospectus

July __, 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the estimated expenses payable by the registrant in connection with the filing of this Form S-3 Registration Statement:

SEC registration	$2,680

Printing costs	$1,000

Legal fees	$7,500

Accounting fees and expenses	$1,500

Miscellaneous expenses	$1,000

Total	$13,680

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 (“Section 145”) of the Delaware General Corporation Law, as amended, generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expense of such legal proceedings when he is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful, and (iii) may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made under clause (iii) above, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that, despite such adjudication, but in view of all the circumstances, he is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction.

      Article VI of the Company’s Bylaws provides in substance that, to the fullest extent permitted by Delaware law as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorneys’ fees and any liabilities which he may incur in connection with any action to which he may be made a party by reason of his being or having been a director or officer of the Registrant. The indemnification provided by the Company’s Bylaws is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

      Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      Article VII of the Company’s Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the Delaware General Corporation Law.

      The Registrant maintains liability insurance insuring the Registrant’s officers and directors against liabilities than they may incur in such capacities.

      Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Exhibit No.	Description

3.1(a)	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2(a)	Amended and Restated Bylaws, as currently in effect.

4.1(a)	Form of Common Stock certificate.

5.1	Opinion of Wyrick Robbins Yates & Ponton LLP

10.15(a)	Form of Online Educational Services Distribution Agreement.

10.16(a)	Form of University Master Agreement for Online Education Services.

10.17(a)	Form of Online Educational Services Agreement.

10.18(a)	Form of Inner Circle Online Educational Services Development and Distribution Agreement.

10.24(b)	Employment Agreement, dated January 1, 1997, with Michael W. Anderson.

10.25(b)	Employment Agreement, dated October 31, 1997, with Kamyar Kaviani.

10.26(b)	Employment Agreement, dated October 31, 1997, with Farzin Arsanjani.

10.27(b)	Employment Agreement, dated October 31, 1997, with Daniel J. Callahan, IV.

10.30(c)	Series C Preferred Stock and Warrant Purchase Agreement.

10.31(c)	Registration Rights Agreement, dated March 31, 1998.

10.32(c)	Series D Preferred Stock Purchase Agreement, dated June 29, 1998.

10.33(c)	Amended and Restated Registration Rights Agreement, dated June 29, 1998.

10.34(c)	Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock dated June 26, 1998.

10.35(d)	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock dated June 25, 1998.

10.40(e)	Form of Subscription Agreement for the $1.05 million Spencer Trask Financing.

10.41(f)	Private Equity Line of Credit Agreement dated May 4, 1999 with Hambrecht & Quist Guaranty Finance, LLC.

10.42(f)	Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock.

10.43(f)	Convertible Debenture and Warrants Purchase Agreement dated June 4, 1999 with Excalibur Limited Partnership and BH Capital Investments, L.P. relating to the $2.5 million.

10.44(f)	Form of Convertible Debenture for the $2.5 million convertible debenture financing in June 1999.

10.45(g)	Asset Purchase Agreement relating to the sale of the Knowledgeworks division of HTR effective on June 30, 1999.

10.46(g)	Receivables factoring agreements, as amended, with Bankers Capital.

10.47(h)	Stock Purchase Agreement dated as of January 11, 2000 by and among the Registrant and Mastech Corporation (now iGate Capital Corporation).

10.48(h)	Registration Rights Agreement dated as of January 11, 2000 by and among the Registrant and Mastech Corporation (now iGate Capital Corporation).

10.49(h)	Warrant issued to Mastech Corporation (now iGate Capital Corporation), dated as of January 11, 2000.

10.50(i)	Subscription Agreement dated as of April 20, 2000, by and between the Registrant and US West Internet Ventures, Inc.

10.51(i)	Registration Rights Agreement dated as of April 20, 2000 by and between the Registrant and US West Internet Ventures, Inc.

10.52(i)	Warrant issued to US West Internet Ventures, Inc., dated as of April 20, 2000.

10.53(i)	Board Nomination and Observer Rights Agreement dated April 20, 2000.

10.54(j)*	Application Hosting Agreement dated April 20, 2000 between the Company and US West Interprise America, Inc.

10.55(k)	Employment Agreement, dated August 8, 2000, with Daniel J. Neal

10.56(k)	Amendment No. 1 to Employment Agreement with Narasimhan P. Kannan dated August 10, 2000

10.57(l)	Contract with the General Services Administration dated April 18, 2001

10.58(m)	Form of Subscription Agreement dated as of May 29, 2001, by and between the Registrant and the purchasers.

10.59(m)	Form of Registration Rights Agreement dated as of May 29, 2001 by and between the Registrant and the purchasers.

10.60(m)	Warrant issued to the purchasers dated as of May 29, 2001.

10.61(m)	Warrant issued to the placement agent for the May 29, 2001 private placement.

21.1(k)	List of Subsidiaries.

23.1	Consent of Ernst & Young, LLP, Independent Auditors

99.1(k)	Audit Committee Charter

*	Confidential treatment granted.

(a)	Incorporated by reference to the similarly numbered Exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-12135).

(b)	Incorporated by reference to the similarly numbered Exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997.

(c)	Incorporated by reference to the identically numbered Exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(d)	Incorporated by reference to the identically numbered Exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(e)	Incorporated by reference to the identically numbered Exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998.

(f)	Incorporated by reference to the corresponding appendix filed with the Registrant’s preliminary proxy materials on Schedule 14A dated July 16, 1999 for its 1999 annual meeting of stockholders.

(g)	Incorporated by reference to the similarly numbered Exhibit to the Registrant’s Registration Statement on Form S-1 (No. 333-83885) filed with the SEC on July 27, 1999, as amended.

(h)	Incorporated by reference to the similarly numbered Exhibit to the Registrant’s current Report on Form 8-K filed January 13, 2000.

(i)	Incorporated by reference to the similarly numbered Exhibit to the Registrant’s current Report on Form 8-K filed May 1, 2000.

(j)	Incorporated by reference to the similarly numbered Exhibit to the Registrant’s Quarterly Report on Form 10-Q filed May 15, 2000.

(k)	Incorporated by reference to the similarly numbered Exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000.

(l)	Incorporated by reference to the identically numbered Exhibit to the Registrant’s Quarterly Report on Form 10-Q filed May 15, 2001.

(m)	Incorporated by reference to the identically numbered Exhibit to the Registrant’s current Report on Form 8-K filed June 1, 2001.

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post- effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

                  (2)      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b)      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      (c)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person or the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certified that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, State of Virginia, on this 5th day of July 2001.

VCAMPUS CORPORATION

By: /s/ Daniel J. Neal

Daniel J. Neal
Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Narasimhan P. Kannan and Michael A. Schwien, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Registration Statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Narasimhan P. Kannan Narasimhan P. Kannan	Chairman of the Board Of Directors	July 5, 2001

/s/ Daniel J. Neal Daniel J. Neal	Chief Executive Officer (Principal Executive Officer)	July 5, 2001

/s/ Michael A. Schwien Michael A. Schwien	Chief Financial Officer (Principal Financial and Accounting Officer)	July 5, 2001

/s/ Edson D. deCastro Edson D. deCastro	Director	July 5, 2001

/s/ Barry K. Fingerhut Barry K. Fingerhut	Director	July 5, 2001

/s/ William E. Kimberly William E. Kimberly	Director	June 25, 2001

/s/ John D. Sears John D. Sears	Director	June 25, 2001

/s/ Ashok Trivedi Ashok Trivedi	Director	July 5, 2001

______________________________ Martin E. Maleska	Director